CANNON SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2015

COMPUTATION OF NET CAPITAL:

Total shareholders' equity	$	185,230
Deduct non-allowable assets:		
Accounts receivable		61,484
Other current assets		1,921
Net capital	$	121,825

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Accounts payable	$	43,709
Commissions payable		61,486
Total aggregate indebtedness	$	105,195

COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENT:

Net capital	$	121,825
Minimum net capital to be maintained (greater of $5,000 or 6⅔% of total aggregate indebtedness)		7,013
Net capital in excess of requirement	$	114,812

Schedule of Reconciliation of Net Capital per unaudited FOCUS Report with Audit Report:

Pursuant to Rule 17a-5(d)(2), there are no material differences between net capital as reported in Form X-17A-5 and net capital as computed above; therefore, a reconciliation is not considered necessary.

See accompanying report of independent registered public accounting firm.